July 3, 2023


R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

       Re:    Medical Properties Trust, Inc.
              MPT Operating Partnership, L.P.
              Form 10-K for the Year Ended December 31, 2022
              Filed March 1, 2023
              File No. 001-32559

Dear R. Steven Hamner:

        We received your letters dated February 8, 2023 and March 24, 2023, which you provided in response to staff comments in connection with the review of your Form 10-K for the fiscal year ended December 31, 2021. Given your significant asset concentration with Steward
Health Care System LLC ("Steward"), we believe that the financial statements of Steward are necessary for an adequate presentation of your financial condition. Based on the information you provided in your letters and pursuant to our authority in Rule 3-13 of Regulation S-X, we require that you amend your Form 10-K for the fiscal year ended December 31, 2022 to include audited financial statements of Steward as of and for the year ended December 31, 2022. If you have any questions regarding this letter, please call me at (202) 551-3782.


                                                            Sincerely,

                                                            /s/ Jessica
Barberich

                                                            Jessica Barberich
                                                            Associate Chief
Accountant

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.